Press Release
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                                                        Royal Ahold
                                                        Corporate Communications




                                                Date:  September 17, 2003
                                For more information:  +31 75 659 57 20







Ahold CEO Anders Moberg adjusts remuneration package

Zaandam, The Netherlands, September 17, 2003 -- The following statement from Anders Moberg, President and CEO of Ahold, was issued by the company today:

"I have been concerned by the recent public debate in the Netherlands caused by the terms of my remuneration package. I have listened to the criticism and am aware of its negative impact on the company and its associates, and I would like to respond.

I understand that my current severance benefits and my guaranteed bonus are considered unacceptable in the Dutch environment, so I have taken the decision to modify both. I have today advised the Ahold Supervisory Board and they have accepted that any severance benefits, should they be necessary, will be established on the basis of all the relevant circumstances prevailing at the time. So, there will be no guaranteed severance compensation. In addition, we also agreed that my bonus compensation will be fully performance-related and will not contain any guaranteed elements.

I believe that these measures are in the interests of our company as a whole, all stakeholders, and everyone interested in the continuity of Ahold.

In April 2003, when I decided to accept the position of CEO of Ahold, there was very little financial or other information that could be provided at the time to help guide a personal decision to accept a very great risk. Without such information, I felt that there was the distinct possibility that events which happened before my arrival would prevent me from fulfilling my duties as CEO. In addition, I felt that my reputation as a successful business leader could also be damaged.

Being at Ahold over the past months, I have gained more insight into the company. No one should underestimate the magnitude of the challenge in turning this company around. But it is my strong belief and my commitment that by working together with my associates we can get the company back to where it could be, should be and will be.


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302

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I trust that my decision on the remuneration package will bring an end to the public debate. Please give me the opportunity to devote my resources and energy to the task for which I have been hired. This task is to return Ahold to prosperity, to create value for our customers and our shareholders and to create a company of which our associates can be proud.

A healthy company is in everyone's interests.

Anders Moberg,
President and CEO Ahold"


Ahold Corporate Communications: +/31.75.659.57.20